YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 2026

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DIGINEX LIMITED

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on April 10, 2026.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

PHONE – 1 (866) 894-0536
Use a touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online extraordinary general meeting, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend:
http://www.cstproxy.com/diginex/2026

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

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PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

Please mark your votes like this **X**

Proposal No. 1. Authorised Share Capital Changes Proposal – a proposal, by an ordinary resolution, to amend its authorised share capital in the manner and sequence set out below with immediate effect (collectively, the "Authorised Share Capital Changes"):

(a) increase the authorised share capital to US$200,000 divided into 3,960,000,000 ordinary shares of a par value of US$0.00005 each (the "Existing Ordinary Shares") and 40,000,000 preferred shares of a par value of US$0.00005 each (the "Existing Preferred Shares"), by the addition of 3,000,000,000 Existing Ordinary Shares; FOR ☐ AGAINST ☐ ABSTAIN ☐

(b) every eight (8) issued and unissued Existing Ordinary Shares be consolidated into one (1) ordinary share of a par value of US$0.0004 each (the "Consolidated Ordinary Share") where the Consolidated Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Ordinary Shares as set out in the existing memorandum and articles of association of the Company (the "Existing MAA"); FOR ☐ AGAINST ☐ ABSTAIN ☐

(c) every eight (8) issued and unissued Existing Preferred Shares be consolidated into one (1) ordinary share of a par value of US$0.0004 each (the "Consolidated Preferred Shares") where the Consolidated Preferred Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Preferred Shares as set out in the Existing MAA; and FOR ☐ AGAINST ☐ ABSTAIN ☐

(d) all fractional entitlements to the issued Consolidated Ordinary Shares and Consolidated Preferred Shares resulting from such share consolidation will not be issued to the shareholders of the Company, and instead, any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number. FOR ☐ AGAINST ☐ ABSTAIN ☐

Proposal No. 2. M&AA Amendment Proposal - a proposal, by a special resolution, subject to the Authorised Share Capital Changes taking effect, the second amended and restated memorandum and articles of association of the Company, the form of which is attached to the notice of Extraordinary General Meeting and the accompanying proxy statement as Annex 1, be adopted in its entirety and in substitution for and to the exclusion of the Existing MAA with immediate effect upon the effectiveness of the Authorised Share Capital Changes (the "M&AA Amendment Proposal"). FOR ☐ AGAINST ☐ ABSTAIN ☐

Proposal No. 3. Adjournment Proposal – a proposal, by an ordinary resolution, that the extraordinary general meeting be adjourned to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to the Company's shareholders, (ii) in order to solicit additional proxies from the Company's Shareholders in favor of one or more of the proposals at the Extraordinary General Meeting or, (iii) as the chairman of the Extraordinary General Meeting shall deem necessary in his sole and absolute discretion. (the "Adjournment Proposal"). FOR ☐ AGAINST ☐ ABSTAIN ☐

PLEASE COMPLETE THE FOLLOWING:

I plan to attend the Extraordinary General Meeting (Check one):
☐ Yes ☐ No

Number of attendees: ____________________

STOCKHOLDER SHOULD SIGN THE PROXY PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE TO ENSURE THAT IT IS RECEIVED BEFORE THE EXTRAORDINARY GENERAL MEETING. PLEASE INDICATE ANY ADDRESS OR TELEPHONE NUMBER CHANGES IN THE SPACE BELOW.

CONTROL NUMBER

☐

Signature______________________ **Signature, if held jointly**______________________ **Date**__________**2026.**

Note: Sign exactly as your name(s) appears on your stock certificate(s). A corporation is requested to sign its name by its President or other authorized officer, with the office held designated. Executors, administrators, trustees, etc., are requested to so indicate when signing. If a stock certificate is registered in two names or held as joint tenants or as community property, both interested persons should sign.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting of Stockholders to be held on April 13, 2026.

To attend the Extraordinary General Meeting and to view the 2026 Proxy Statement please go to: https://www.cstproxy.com/diginex/2026

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PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

DIGINEX LIMITED

(INCORPORATED UNDER THE LAWS OF THE CAYMAN ISLANDS)

The undersigned hereby appoints Lubomila Jordanova and Paul Ewing proxies of the undersigned to attend the Extraordinary General Meeting of Shareholders (the "**EGM**") of Diginex Limited (the "**Company**"), to be held via virtual meeting as described in the Notice of Extraordinary General Meeting and Proxy Statement on April 13, 2026 at 10:00 a.m. Eastern time, and any postponement or adjournment thereof, and to vote as if the undersigned were then and there personally present on all matters set forth in the Notice of Extraordinary General Meeting and Proxy Statement, dated April 13, 2026, copies of which has been received by the undersigned, as follows on the reverse side.

NOTE: IN HIS DISCRETION, THE PROXY HOLDER IS AUTHORIZED TO VOTE UPON SUCH OTHER MATTER OR MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING AND ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFIC INDICATION ABOVE. IN THE ABSENCE OF SUCH INDICATION, THIS PROXY WILL BE VOTED "FOR" EACH PROPOSAL AND, AT THE DISCRETION OF THE PROXY HOLDER, ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY POSTPONEMENT OR ADJOURNMENT THEREOF.

(Continued and to be marked, dated and signed on the other side)